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                                                                     EXHIBIT 3.1

                                NOBLE CORPORATION

                      SPECIAL RESOLUTION ADOPTED BY MEMBERS
                      ON APRIL 28, 2005 AMENDING ARTICLE 54
                         OF THE ARTICLES OF ASSOCIATION

                                 APRIL 28, 2005

      RESOLVED, that the Articles of Association of Noble Corporation are amended by deleting article 54 in its entirety and substituting therefor the following:

      "54 Each Director shall be at least 21 years of age. A person shall be eligible to be elected a Director of the Company until the annual general meeting of the Company next succeeding such person's 72nd birthday, and any person serving as a Director on such Director's 72nd birthday shall be eligible to complete such Director's term as such. Directors need not be Members of the Company."